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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2002

PROCESSED
FEB 13 2002
THOMSON
FINANCIAL

IMPERIAL TOBACCO GROUP PLC
(Translation of registrant's name into English)

Upton Road, Bristol BS99 7UJ, England
(Address of principle executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [x]

NYFS09 ...

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMPERIAL TOBACCO GROUP PLC
(Registrant)

Date February 1, 2002

By
Trevor M Williams
Assistant Company Secretary

RNS Imperial Tobacco Gp IMT Director Shareholding
Jan 3 2002 16:39

RNS Number:4603P
Imperial Tobacco Group PLC
3 January 2002

Imperial Tobacco Group PLC ("the Company")

Directors' Interests

Following achievement of the performance criterion in respect of the Third Annual Award made under the Imperial Tobacco Long Term Incentive Plan ("LTIP") on 30 November 1998, the directors listed below were granted on 3 January 2002 the following nil cost options over the Company's ordinary shares of 10 pence each.

Under the terms of this LTIP award, vesting is on a sliding scale depending on Total Shareholder Return ("TSR") achieved over the period of the award. No vesting occurs unless the Company's TSR exceeds that of the bottom 50% of the companies constituting the FTSE 100 Index ("the Index")as at 30 November 1998. At this performance threshold, 30% of the conditional award vests. If TSR exceeds the bottom 80% of the Index, the award vests in full; between these thresholds vesting is on a straight line basis.

In respect of the performance period for the Third Annual Award, the Company out-performed 86% of the companies constituting the Index. Therefore the conditional award now vests in full.

Vesting takes the form of a grant of a nil cost option exercisable at any time until the seventh anniversary of its date of grant.

DIRECTOR	AWARD VESTING/ OPTIONS GRANTED
Gareth Davis	42,331
Robert Dyrbus	27,779

R C Hannaford
Company Secretary

END

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-0- Jan/03/2002 16:39 GMT

RNS Imperial Tobacco Gp IMT Director Shareholding
Jan 10 2002 11:44

RNS Number:7771P
Imperial Tobacco Group PLC
10 January 2002

Notification of Directors' Interests pursuant to Companies Act 1985 Section 324 (2) and Section 329.

Gareth Davis and Robert Dyrbus (together, "the Directors").

Imperial Tobacco Group PLC was today advised that the Trustees of the Company's Employee and Executive Benefit Trust disposed of ordinary shares of 10p each in the Company as detailed below and the Directors being potential beneficiaries under the Trust are deemed to have disposed of a non-beneficial interest in such shares.

Date Disposed of	Number Disposed of
9 January 2002	70,110

The above disposal was the result of the Trust transferring ordinary shares of 10p each in the Company to two participant Directors in the Company's Long Term Incentive Plan (LTIP) following the exercise of nil cost options granted on 3 January 2002 upon the satisfaction of the performance conditions.

These shares were previously shown as contingent rights for each Director. Each of the Directors subsequently sold, at a price of £9.265 per share, a proportion of these shares in order to meet their tax liabilities arising on the exercise of the LTIP options.

Name	Number of shares Acquired	Number of Shares sold	Number of shares retained
Mr Gareth Davis	42,331	16,933	25,398
Mr Robert Dyrbus	27,779	11,112	16,667

RNS Imperial Tobacco Gp IMT Director Shareholding
Jan 10 2002 11:44

The Company was today also advised that the Trustees purchased ordinary shares of 10p each in the Company as detailed below from participants of the Imperial Tobacco Group LTIP and the Directors being potential beneficiaries under that Trust are deemed to have acquired a non-beneficial interest in such shares.

Date Acquired	Number Acquired	Price per share (pounds sterling)
9 January 2002	28,045	9.265

It is intended that the acquired shares will be used to satisfy awards made under the Company's share schemes.

As a result of the above, the Employee and Executive Benefit Trust now holds a total of 552,189 ordinary shares of 10p each in the Company.

T M Williams

Assistant Company Secretary

END

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-0- Jan/10/2002 11:44 GMT

RNS Imperial Tobacco Gp IMT Director Shareholding
Jan 17 2002 16:41

RNS Number:1513Q
Imperial Tobacco Group PLC
17 January 2002

Notification of Directors' Interests pursuant to Companies Act 1985 Section 324 (2) and Section 329.

Gareth Davis and Robert Dyrbus (together, "the Directors").

Imperial Tobacco Group PLC was today advised that the Trustees of the Company's Employee and Executive Benefit Trust ("the Trust") disposed of ordinary shares of 10p each in the Company as detailed below and the Directors being potential beneficiaries under the Trust are deemed to have disposed of a non-beneficial interest in such shares.

Date of Disposal	Number Disposed of
14 January 2002	30,853
16 January 2002	760

The above disposal resulted from the vesting of awards under the Company's Share Matching Scheme to two participant Directors.

The Trust transferred ordinary shares of 10p each in the Company to the following Directors as specified below on the vesting of matched shares under the Company's Share Matching Scheme, and retained, sufficient shares to discharge the taxation liability of each Director, arising on the vesting of these matched shares.

Name	Date of transfer	Number of shares Acquired	Number of Shares retained by the Trust	Share price £
Mr Gareth Davis	14 January 2002	18,202	12,136	9.23
Mr Robert Dyrbus	14 January 2002	12,651	8,434	9.23

RNS Imperial Tobacco Gp IMT Director Shareholding
Jan 17 2002 16:41

Mr Gareth Davis	16 January 2002	380	NIL	9.36
Mr Robert Dyrbus	16 January 2002	380	NIL	9.36

As a result of the above, the Employee and Executive Benefit Trust now holds a total of 520,576 ordinary shares of 10p each in the Company.

T M Williams
Assistant Company Secretary

END

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-0- Jan/17/2002 16:41 GMT

09:50 23 Jan RNS-REG-Imperial Tobacco Gp <IMT.L> Director Shareholding

RNS Number:3733Q
Imperial Tobacco Group PLC
23 January 2002

Notification of Directors' Interests pursuant to Companies Act 1985 Section 324 (2) and Section 329.

Gareth Davis and Robert Dyrbus (together, "the Directors").

Imperial Tobacco Group PLC was today advised that the Trustees of the Company's Employee and Executive Benefit Trust ("the Trust") disposed of ordinary shares of 10p each in the Company as detailed below and the Directors being potential beneficiaries under the Trust are deemed to have disposed of a non-beneficial interest in such shares.

Date of Disposal	Number Disposed of
22 January 2002	40,009

The above disposal resulted from the vesting of awards under the Company's Share Matching Scheme.

As a result of the above, the Employee and Executive Benefit Trust now holds a total of 480,567 ordinary shares of 10p each in the Company.

T M Williams

Assistant Company Secretary

END

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Wednesday, 23 January 2002 09:50:49
RNS [nRNSW3733Q]